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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Abernathy Rd 500 Northpark Ste 400
(No. and Street)

Atlanta (City) GA (State) 30328 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ron Lankford (678) 748-4583
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert + Holland LLP
(Name – *if individual, state last, first, middle name*)

1180 West Peachtree St., Ste 1400 (Address) Atlanta (City) GA (State) 30309 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2008
BRANCH OF REGISTRATIONS AND 05 EXAMINATIONS

SEC Mail Processing Section
Washington, DC 104

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald W Lankford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Securities, LLC, as of 2/27/, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ronald W Lankford
Signature

COO, FinOp
Title

Betty Nance
Notary Public

BETTY NANCE NOTARY PUBLIC DEKALB COUNTY GA
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Cherry, Bekaert & Holland, L.L.P.
The Firm of Choice.

www.cbh.com

Atlantic Center Plaza
1180 West Peachtree Street - Suite 1400
Atlanta, Georgia 30309
phone 404.209.0954
fax 404.767.3217

February 20, 2008

The Audit Committee
Reliance Securities, LLC
Atlanta, Georgia

We have audited the financial statements of Reliance Securities, LLC (the "Company") as of and for the year ended December 31, 2007, and have issued our report thereon dated February 20, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated October 8, 2007, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities. Our responsibility is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement. As part of our audit, we considered the internal control of the Company. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control. We are responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures specifically to identify such matters.

Other Information in Documents Containing Audited Financial Statements

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Independence

Our professional standards require that we communicate at least annually with you regarding all relationships between our firm and the Company that in our professional judgment, may reasonably be thought to bear on our independence. We are familiar with Rule 2-01 of Regulation S-X of the Securities and Exchange Commission relating to qualifications of accountants and with the applicable sections of the "Codification of Financial Reporting Policies" issued by that Commission with reference to the subject matter of the Rule. As far as the Company is concerned, our firm has been, for the period covered by the financial statements under report and thereafter to date, in fact independent as contemplated by such Rule and Policies.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year under the audit. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

The most sensitive estimate affecting the financial statements was management's estimate of the allowance for uncollectible customer receivable accounts. The Company has estimated this amount to be zero at December 31, 2007 based on the analysis of historical collection trends, current customer relations, industry factors and current and anticipated economic conditions. We evaluated the key factors and assumptions used by management in to in determining that management's conclusion appeared reasonable in relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was the disclosure of related party transactions in Note 2 to the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 20, 2008.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Audit Committee and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Cherry, Bekaert & Holland, L.L.P.

RELIANCE SECURITIES, LLC

Financial Statements and Accompanying Information

For the Year Ended December 31, 2007

RELIANCE SECURITIES, LLC

Table of Contents

December 31, 2007

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report

The Board of Directors
Reliance Securities, LLC

We have audited the accompanying statement of financial condition of Reliance Securities, LLC (the "Company") as of December 31, 2007, and the related statements of income and changes in members' interest and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 20, 2008

RELIANCE SECURITIES, LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	544,200
Accounts receivable		95,729
Receivables from affiliated broker dealer		357,274
Prepaid expenses and other assets		63,530
Deposits with clearing broker		50,000
Total assets	$	1,110,733

Liabilities and Members' Interest

Liabilities		
Accounts payable and accrued expenses	$	393,175
Members' interest		717,558
Total liabilities and members' interest	$	1,110,733

See accompanying notes to financial statements

RELIANCE SECURITIES, LLC

Statement of Income and Changes in Members' Interest

For the Year Ended December 31, 2007

Revenue	
Commissions	$ 5,379,862
Interest income	11,348
Total revenue	5,391,210
Expenses	
Marketing and business development	3,689,123
Salaries and benefits	460,281
Accounting and regulatory	124,602
Administrative expenses	2,751
Other	531,781
Total Expenses	4,808,538
Net income	582,672
Members' interest at beginning of the year	$ 1,538,595
Distribution to members	(1,403,709)
Members' interest at end of the year	$ 717,558

See accompanying notes to financial statements

RELIANCE SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2007

Operating activities	
Net income	$ 582,672
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(29,772)
Receivables from affiliated broker dealer	254,180
Prepaid expenses and other assets	(57,831)
Accounts payable and accrued expenses	195,283
Net cash provided by operating activities	944,532
Financing activities	
Distribution to members	(1,403,709)
Net cash used by financing activities	(1,403,709)
Net decrease in cash	(459,177)
Cash at beginning of the year	1,003,377
Cash at end of the year	$ 544,200

See accompanying notes to financial statements.

RELIANCE SECURITIES, LLC

Notes to Financial Statements

December 31, 2007

Note 1—Summary of significant accounting policies

Organization: Reliance Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"), the Company's primary regulator. The Company was formed on January 12, 1999. Reliance Capital Advisors, Inc. ("RCA") and Reliance Financial Corporation ("RFC") were each 50% owners of Reliance Securities, LLC at January 1, 2007. On April 3, 2007, RCA sold its membership interest to RFC. RFC is the sole owner of the Company.

In 2000, the Company was approved to conduct a general securities business as an introducing broker. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC. Prior to March 31, 2007, the Company also collected commissions generated by RCA employees through another registered broker-dealer, The Strategic Financial Alliance ("SFA"), a registered broker-dealer that cleared all its transactions on a fully disclosed basis through Pershing, LLC. The Brokerage Services Agreement with SFA was terminated on March 31, 2007.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Income taxes: The Company was a dual-member limited liability company during the period from January 1, 2007 to April 3, 2007, and a single-member limited liability company during the period from April 3, 2007 through December 31, 2007, and will file a tax return as a partnership. Accordingly, no provision is made for income taxes. Any income or loss generated is passed through to its members.

Accounts receivable: Receivables from customers for commissions earned are presented in the financial statements at invoiced amounts. Based upon specific analysis of receivable accounts, management considers all accounts to be fully collectible at December 31, 2007.

Cash and cash equivalents: The Company considers all liquid investments of three months or less to maturity to be cash equivalents.

Deposits with clearing broker: At December 31, 2007, the Company had a $50,000 deposit with a clearing broker that was subject to withdrawal restrictions.

Revenue recognition: The Company recognizes commissions revenue on a trade date basis.

Note 1—Summary of significant accounting policies (Continued)

Marketing expense: Marketing expense represents monies paid to associated banks per third-party marketing agreements. The expense is recognized as incurred. Marketing expense for the year ended December 31, 2007 was $3,689,123.

Note 2—Related-party transactions

During 2007 the Company paid $79,361 and $46,406, respectively, to Reliance Trust Company and Reliance Operations Services, both subsidiaries of RFC, as reimbursement of expenses incurred for support services. A balance of $123,016 of such amounts is included in "other expenses" and $2,751 is included in administrative expenses.

During the period from January 1, 2007 to April 3, 2007, SFA was partially owned by employees, officers, and directors of RFC and its subsidiaries. Commissions revenue from SFA related to trades executed for RCA was $550,239 during 2007. As of December 31, 2007, amounts due to the Company from SFA totaled $357,274.

Note 3—Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of FINRA also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2007, were as follows:

	2007
Net capital	$ 295,172
Net capital ratio (ratio of indebtedness to capital)	1.34 to 1.00

CHERRY BEKAERT & HOLLAND

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors on Accompanying Information

The Board of Directors
Reliance Securities, LLC
Atlanta, Georgia

We have audited the accompanying financial statements of Reliance Securities, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 20, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 20, 2008

Schedule 1

Reliance Securities, LLC

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2007
Members' capital	$ 717,558
Less:	
Accounts receivable	357,274
Prepaid assets	59,717
Other assets	3,813
Payroll related	1,582
Net capital	$ 295,172
Aggregate indebtedness	$ 396,218
Ratio of indebtedness to capital	1.34 to 1.00

CHERRY BEKAERT & HOLLAND

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Reliance Securities, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements of Reliance Securities, LLC (the "Company") for the year ended December 31, 2007 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Reliance Securities, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors of the Company, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 20, 2008

END